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                                                                   Exhibit 10.91

                                                      August 27, 1998

Mr. Kenneth W. Gann
Chief Executive Officer
CCAIR, Inc.
4700 Yorkmont Road, Second Floor
Charlotte, North Carolina 28208

     RE: PROPOSED MERGER

Dear Ken:

     As you are aware, representatives of our companies have recently discussed a possible combination of our two organizations. We at Mesa Air Group, Inc. ("Mesa") believe such a combination provides exciting opportunities for both companies and that now is the time to proceed to a more specific proposal. This letter describes an attractive proposal to CCAIR, Inc., (the "Company") at a greater than 20% premium to your recent trading price. The principal terms of such proposal are set forth below. In this letter, (i) Mesa and the Company are sometimes called the "Parties" and (ii) the possible business combination described herein is sometimes called the "Possible Merger."

                                    PART ONE

     The Parties wish to commence due diligence leading to the negotiation of a definitive written agreement providing for the Possible Merger (a "Definitive Agreement"). The execution of any such Definitive Agreement would be subject to the satisfactory completion of each party's due diligence investigation of the other party, and would also be subject to approval by each party's board of directors.

     Based on the information currently known to the Parties, it proposed that the Definitive Agreement include the following terms:
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     1. Business Combination. Mesa would merge a wholly-owned subsidiary to be formed (the "Acquisition Sub") with and into the Company. As a result of the transaction, the Company would become a wholly-owned subsidiary of Mesa.

     2. Consideration. Mesa would issue .72 shares of newly-issued Mesa common stock for each share of outstanding Company common stock owned by Company common shareholders. Based upon recent trading prices of approximately $7.50 per share and $4.50 per share of the common stock of Mesa and the Company, respectively, the exchange ratio stated above represents a value to the Company's shareholders of approximately $5.40 per common share, a greater than 20% premium to the Company's recent trading price. Accordingly, Mesa would issue a total of approximately 6,068,000 common shares (on a primary-share basis) in connection with the transaction representing a transaction value of approximately $45,500,000. The final exchange ratio would be based upon the average closing trading price for Mesa's common stock for the ten trading day period preceding the second trading date prior to the consummation of the Possible Merger. In the event such average is between $5.50 per share and $9.50 per share, the exchange ratio would be adjusted so that the value per share of Company common stock based on such adjusted ratio would equal $5.40. In the event such average is $9.50 per share or greater, the adjusted exchange ratio would be fixed at .568. In the event such average is $5.50 per share or less, the adjusted exchange ratio would be fixed at .982.

     3. Tax Treatment. The Parties intend to structure the Possible Merger as a tax-free reorganization under the Internal Revenue Code.

     4. Accounting Treatment. The Parties intend for the Possible Merger to be structured to enable Mesa to account for the transaction as a "pooling-of-interests" under generally accepted accounting principles and applicable accounting rules of the Securities and Exchange Commission (the "Commission").

     5. Joint Proxy Statement/Registration Statement. The Parties intend to file and effect a Joint Proxy Statement/Registration Statement on Form S-4 with the Commission pertaining to Mesa's issuance of its common stock to the Company's common shareholders and to the vote on the Proposed Merger by the common shareholders of the Company and, as applicable, Mesa.

     6. Executive Retention Agreements. Upon consummation of the Proposed Merger, Mesa will cause the Company to enter into retention agreements with certain key executives of the Company as determined by Mesa on terms to be established.

     7. Other Terms and Conditions. The Company and Mesa would make appropriate representations and warranties, and would provide appropriate covenants, indemnities, share escrows and other protections.

     Consummation of the contemplated transactions by each Party would be subject to the satisfaction of various conditions, including, but not limited to, (i) completion of customary due diligence by each Party and its representatives, (ii) completion and mutual approval of all documents related to the Possible Merger, (iii) the approval by the shareholders of the Company and, as applicable, Mesa, (iv) compliance with all applicable regulatory consents, approvals and other requirements, including, without limitation, termination or expiration of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (v) receipt of consents from applicable airlines under existing code share agreements and other applicable third party consents, (vi) receipt by each Party's board of directors of a favorable fairness opinion concerning the transaction from an investment banking firm selected by such board, (vii) dissenting votes to the Possible Merger by the Company's shareholders only within a range deemed acceptable to Mesa, (viii) the waiver of certain provisions pertaining to indebtedness owing by the Company and agreements to which the Company is a party.


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and (ix) no material adverse change in either party's business or prospects prior to consummation of the transactions contemplated by the Definitive Agreement.

                                    PART TWO

     The following paragraphs of this letter (the "Binding Provisions") are the legally binding and enforceable agreements of Mesa and the Company.

     1. Access. During the period from the date this letter is signed by the Company (the "Signing Date") until the date on which either Party provides the other Party with written notice that negotiations toward a Definitive Agreement are terminated (the "Termination Date"), each party will afford the other full and free access to the Company, its personnel, properties, contracts, books and records, and all other documents and data.

     2. Exclusive Dealing. Until the earlier of (i) ninety (90) days after the Signing Date or (ii) the Termination Date:

          (a) Each party will immediately notify the other party regarding any contact between it or its officers, directors, shareholders, representatives or agents, and any other person regarding any such offer or proposal or any related inquiry.

     3. Termination. This agreement shall be terminable at will by either party by written notice provided the other party at any time. This agreement shall automatically terminate if no definitive agreement for a transaction between the two parties has been executed on or before the 90th day after the date of this letter.

     4. Conduct of Business. During the period from the Signing Date until the Termination Date, each party shall operate its business in the ordinary course and notify the other party of any extraordinary transactions, including, but not limited to, transactions involving the Company's common stock or other securities.

     5. Confidentiality. Except as and to the extent contemplated by Paragraph 6 of this Part II or as otherwise required by law, neither party will disclose or use, and will direct its representatives not to disclose or use to the detriment of the other party, any Confidential Information (as defined below) furnished, or to be furnished, by the other party or its representatives at any time or in any manner other than in connection with its evaluation of the transaction proposed in this letter. For purposes of this Paragraph 5, "Confidential Information" means any information stamped "confidential" or identified in writing as confidential by the furnishing party before or promptly following its furnishing, unless (a) such information is already known to the other party or its representatives or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of the other party or its representatives, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Possible Merger, or (c) the

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furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. Upon the written request each party will promptly return to the other party or destroy any Confidential Information in its possession and certify in writing to the other party that it has done so.

     6. Disclosure. Upon the Parties' execution of this letter, each anticipates issuing a press release in a form previously provided to and approved by the other announcing the Possible Merger at a premium to the Company's current market price. Except for the preceding sentence and except as and to the extent required by law, without the prior written consent of the other Party, neither Mesa nor the Company will, and each will direct its representatives not to make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose or to permit the disclosure of the existence of discussions regarding, a possible transaction between the Parties or any of the terms, conditions, or other aspects of the transaction proposed in this letter. If a Party is required by law to make any such disclosure, it must first provide to the other Party the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made.

     7. Costs. Each of Mesa and the Company will be responsible for and bear all of its own costs and expenses (including any broker's or finder's fees and the expenses of its representatives) incurred at any time in connection with pursuing or consummating the Possible Merger. Each party represents that as of the date hereof, there is no broker or finder known to either party to be entitled to a commission, finders fee, or investment banking fees in connection with the consummation of a merger between the companies.

     8. Entire Agreement. This letter constitutes the entire agreement between the Parties, and supersedes all prior oral or written agreements, understandings, representations and warranties, and courses of conduct and dealing between the parties on the subject matter hereof. The Binding Provisions may be amended or modified only by a writing executed by all of the Parties.

     9. Governing Law. The Binding Provisions will be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles.

     10. Survival. Paragraphs 1 and 4 of this Part Two shall expire on the Termination Date. Paragraphs 2, 5, 6, 7, 8, 9, 10, 11 and 12 of this Part Two shall survive the Termination Date.

     11.  Counterparts. This letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this letter and all of which, when taken together, will be deemed to constitute one and the same agreement.
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     12.  No Liability. The paragraphs and provisions of Part One of this letter do not constitute and will not give rise to any legally binding obligation on the part of any of the Parties. Moreover, except as expressly provided in the Binding Provisions (or as expressly provided in any binding written agreement that the Parties may enter into in the future), no past or future action, course of conduct, or failure to act relating to the Possible Merger, or relating to the negotiation of the terms of the Possible Merger or any Definitive Agreement, will give rise to or serve as a basis for any obligation or other liability on the part of the Parties.

     If you are in agreement with the foregoing, please sign and return one copy of this letter agreement, which thereupon will constitute our agreement with respect to its subject matter.

Very truly yours,

MESA AIR GROUP, INC.



By: /s/ Blaine M. Jones
    -------------------
Name:  Blaine M. Jones
Title: CFO

Duly executed and agreed as to the Binding Provisions on August 27, 1998.


CCAIR, INC.

By: /s/ Kenneth W. Gann
    ------------------
    Kenneth W. Gann
    Chief Executive Officer


cc:  Members of the Board of Directors, Mesa Air Group, Inc.